

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 5, 2017

Mr. Luke M. Williams
Chief Financial Officer
American Railcar Industries, Inc.
100 Clark Street
St. Charles, MO 63301

> **Re: American Railcar Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 23, 2016**
> **File No. 000-51728**

Dear Mr. Williams:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Melissa Raminpour

                              Melissa Raminpour
                              Branch Chief
                              Office of Transportation and Leisure